UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on July 3, 2025, SciSparc Ltd. (the “Registrant”) effected a one-for-twenty one reverse share split (the “Split”) of its issued and outstanding ordinary shares, no par value per share.

In connection with the Split, the Company has revised Note 1(d) to the Registrant’s Audited Consolidated Financial Statements (the “Revised Financial Statements”) for the year ended December 31, 2024.

This Report of Foreign Private Issuer on Form 6-K consists of: (i) the Registrant’s Revised Financial Statements, which is attached hereto as Exhibit 99.1 and (ii) the consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm of the Registrant, to the use of their report dated April 24, 2025 (except for Note 1(d), as to which the date is July 8, 2025), with respect to the Revised Financial Statements, which is attached hereto as Exhibit 99.2.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Audited Consolidated Financial Statements of SciSparc Ltd. for the year ended December 31, 2024.
99.2	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered accounting firm for the Registrant.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: July 22, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer